SNIPP INTERACTIVE INC. ACQUIRES HIP DIGITAL MEDIA INC.

June 11, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange announces that it has completed the acquisition of all of the issued and outstanding securities of HIP Digital Media Inc. (“Hip”) that was previously announced on June 1, 2015 (the "Acquisition").

Pursuant to the terms of the merger agreement dated May 31, 2015, as amended on June 8, 2015 (collectively, the “Merger Agreement”) with Hip, a newly-formed subsidiary of Snipp ("Snipp AcquireCo") and a representative of Hip's securityholders (the "Sellers"). Hip has merged with Snipp AcquireCo pursuant to a statutory merger under the laws of the State of Delaware.

Atul Sabharwal, CEO of Snipp, said, “We are thrilled to welcome Hip Digital into the Snipp family. Strategically, the acquisition makes a lot of sense, as Hip Digital’s reward platform is a perfect complement to our suite of promotions solutions. Together we are able to provide a much greater set of services to the same clients. Furthermore, this acquisition serves as a blueprint for other transactions, particularly as we see great scope for consolidation in the space.” Baris Karadogan, CEO of Hip, added, “It is clear that there are great synergies in terms of product and technology innovation between Hip Digital and Snipp. We expect that our customers will see more impactful promotions, delivered faster and more effectively. The marketing world is large and fragmented, with a lot of money still being spent with little accountability. We intend to change that, and combined we are much better positioned to do so.”

As noted in the news release dated June 1, 2015, the target purchase price of the Acquisition is US$8.5 million (the "Target Purchase Price"). The Target Purchase Price will be paid by Snipp issuing the Sellers up to 12,921,861 common shares (each, a "Consideration Share"), rather than the up to 12,878,788 Consideration Shares that was previously announced.

In accordance with the terms of the Merger Agreement, Snipp will issue the Sellers 36% of the number of Consideration Shares payable to the Sellers as a closing payment (the "Closing Payment"). The Consideration Shares being issued as the Closing Payment will be subject to a contractual four month hold period. 411015 v3

Any future payments by Snipp in the form of Consideration Shares will be subject to Hip meeting certain financial targets as set out in Merger Agreement and will be issuable on a quarterly basis. The Consideration Shares that may be issued in these future payments will be subject to a contractual six month hold period.

In addition, the maximum number of Consideration Shares issuable to an advisor of Hip in respect of an outstanding debt in the amount of C$300,000 owing by Hip to the advisor will be satisfied by Snipp issuing up to 456,066 of the Consideration Shares that are payable to the Sellers, rather than the up to 454,574 Consideration Shares that was previously announced.

For more information on the Merger Agreement and the Acquisition, see the Merger Agreement which has been filed on Snipp's SEDAR profile at www.sedar.com.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

About Hip:

Hip has built the leading marketing platform that integrates premium digital content such as music, movies, apps and e-books into branded promotions. Hip's promotions not only deliver increase in sales, but enables marketers to identify their offline shoppers and build long term relationships.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com 411015 v3

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including the future financial performance of Hip and those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, problems integrating the businesses of Snipp and HIP, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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